UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Vitacost.com, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share	92847A200
(Title of class of securities)	(CUSIP number)

Christine S. Wheatley, Esq.
Group Vice President, Secretary and General Counsel
1014 Vine Street
Cincinnati, OH 45202
(513) 762-4000

(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to
Michael J. Aiello, Esq.
Matthew J. Gilroy, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153
(212) 310-8000

July 1, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

1	NAMES OF REPORTING PERSONS The Kroger Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,796,327* (see Items 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,796,327* (see Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (see Item 5)
14	TYPE OF REPORTING PERSON CO

* Pursuant to the Tender and Support Agreements described in Item 3 below, The Kroger Co. may be deemed to have beneficial ownership of 11,796,327 shares of common stock, par value $0.00001 per share, of Vitacost.com, Inc. issued and outstanding as of July 1, 2014, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Kroger Co. that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

1	NAMES OF REPORTING PERSONS Vigor Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,796,327* (see Items 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,796,327* (see Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (see Item 5)
14	TYPE OF REPORTING PERSON CO

* Pursuant to the Tender and Support Agreements described in Item 3 below, Vigor Acquisition Corp. may be deemed to have beneficial ownership of 11,796,327 shares of common stock, par value $0.00001 per share, of Vitacost.com, Inc. issued and outstanding as of July 1, 2014, as set forth in the Merger Agreement described in Item 3 below.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vigor Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.00001 per share, of Vitacost.com, Inc., a Delaware corporation (“Vitacost”), and is being filed pursuant to Rule 13d−1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The principal executive offices of Vitacost are located at 5400 Broken Sound Blvd. NW, Suite 500, Boca Raton, FL 33487.

Item 2.	Identity and Background.

This Schedule 13D is being filed  jointly on behalf of The Kroger Co., an Ohio corporation (“Kroger”) and Vigor Acquisition Corp., a Delaware corporation (“Acquisition Sub”) (Kroger and Acquisition Sub, collectively, the “Reporting Persons”).  The address of the principal business and principal officer of each of the Reporting Persons is 1014 Vine Street, Cincinnati, OH 45202.

Kroger is a retailer in the United States, operating supermarkets and multi-department stores under two dozen local banner names.  Acquisition Sub is a direct wholly owned subsidiary of Kroger, and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.00001 per share, of Vitacost (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Merger Agreement.  Until immediately prior to the time Acquisition Sub purchases Shares pursuant to the Offer, it is not anticipated that Acquisition Sub will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Kroger and Acquisition Sub, and each executive officer and director of any corporation or other person ultimately in control of Kroger and Acquisition Sub, are set forth on Annex A attached hereto.

During the last five years, none of Kroger or Acquisition Sub, and to the best knowledge of each of Kroger and Acquisition Sub, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 10, 2014, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Tender and Support Agreements described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Tender and Support Agreements (as defined in Item 4 below) by Kroger, Acquisition Sub and certain stockholders of Vitacost. As a result of Acquisition Sub being its direct wholly owned subsidiary, Kroger may be deemed to share beneficial ownership of the Subject Shares that Acquisition Sub may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Tender and Support Agreements. It is currently anticipated that Kroger or Acquisition Sub will finance the acquisition of Shares in the Offer (as defined below in Item 4) with Kroger’s cash on hand, and/or debt.

Item 4.	Purpose of Transaction.

Merger Agreement and Tender Offer

On July 1, 2014, Kroger and Acquisition Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Vitacost.  Under the Merger Agreement, among other things, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the Shares, at a price per Share of $8.00 in cash, without interest (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Acquisition Sub will be merged with and into Vitacost (the “Merger”), and Vitacost will survive the Merger as a direct wholly owned subsidiary of Kroger (the “Surviving Corporation”).  It is anticipated that, the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Vitacost, Kroger or Acquisition Sub or their respective wholly owned subsidiaries, or by stockholders who have validly exercised their appraisal rights under Delaware law) will be converted automatically into the right to receive the Offer Price (the “Merger Consideration”). Options to purchase Shares that are outstanding, whether or not vested, immediately prior to the Effective Time, will be canceled and, provided that the per share exercise price of such options exceeds the Offer Price, converted automatically into the right to receive, in exchange for the cancellation of such options, an amount of cash, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time and (y) the Offer Price, less the per share exercise price of such option.

Under the Merger Agreement, and upon the terms and conditions contained therein, Acquisition Sub is obligated to commence the Offer as promptly as reasonably practicable after July 1, 2014, the date of the Merger Agreement. The Offer will remain open for at least 20 business days, which period may be extended under certain circumstances described in the Merger Agreement. Acquisition Sub’s obligation to accept for payment and pay for any Shares tendered in the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) the waiting period (and any extension thereof) applicable to the Offer under the Hart−Scott−Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder having been expired or terminated prior to the Expiration Date, (iii) the absence of any material adverse effect with respect to Vitacost and (iv) certain other customary conditions. The Offer is not subject to a financing condition.

In the event the Merger cannot be effected pursuant to Section 251(h) of the DGCL, Vitacost granted to Acquisition Sub under the Merger Agreement an irrevocable option (the “Top−Up Option”), exercisable after the consummation of the Offer and prior to the Effective Time, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top−Up Shares”) from Vitacost at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Kroger and Acquisition Sub at the time of exercise of the Top−Up Option, constitutes one hundred shares more than 90% of the Shares outstanding immediately after the issuance of the Top−Up Shares on a fully diluted basis.  If Kroger and Acquisition Sub shall acquire, together with the Shares held by Kroger, Acquisition Sub and any other subsidiary of Kroger, at least 90% of the outstanding Shares, they will complete the Merger through the “short form” procedures available under Section 253 of the DGCL.

The Merger Agreement also provides that, upon payment for Shares representing at least a majority of the total number of outstanding shares of Vitacost’s common stock on a fully diluted basis, Acquisition Sub will be entitled to designate a number of directors to the board of directors of Vitacost (the “Vitacost Board”) in proportion with the percentage of the Shares it owns following the Offer. Between such time and the Effective Time, the Vitacost Board will have at least two directors who are directors of Vitacost on the date of the Merger Agreement and who are independent directors for purposes of the continued listing requirements of The Nasdaq Global Market.

Kroger, Acquisition Sub and Vitacost have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the business of Vitacost and its subsidiaries prior to the closing. In addition, Vitacost has made certain covenants restricting Vitacost from soliciting, or providing information or entering into discussions concerning, proposals relating to alternative business combination transactions. However, Vitacost may take certain specified actions in response to an unsolicited proposal that the Vitacost Board reasonably determines in good faith is, or could reasonably be expected to lead to, a proposal superior to the transactions contemplated in the Merger Agreement, if failure to take such actions would be reasonably expected to result in a breach of the Vitacost Board’s fiduciary duties and other specified conditions are met. In such circumstances, and subject to certain obligations to notify Kroger and to other rights granted to Kroger, including the right to require Vitacost to engage in good faith negotiations for an amendment to the Merger Agreement, the Vitacost Board may cause Vitacost to terminate the Merger Agreement in response to such superior proposal. Upon termination of the Merger Agreement in such circumstances or other specified circumstances, Vitacost will be required to pay Kroger a termination fee of $9,275,000.  If Kroger terminates the Merger Agreement as a result of a breach of Vitacost’s representations or warranties or Vitacost’s failure to perform in any material respect under the Merger Agreement, which causes a failure of the Offer conditions and which is not cured, then Vitacost is required to pay Kroger’s out of pocket fees and expenses.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Vitacost. Vitacost’s stockholders and other investors are not third−party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Vitacost, Kroger, Acquisition Sub or any of their respective subsidiaries or affiliates.

Tender and Support Agreements

In connection with the execution and delivery of the Merger Agreement, Kroger and Acquisition Sub entered into tender and support agreements, dated as of July 1, 2014 (the “Tender and Support Agreements”), with each of Jeffrey Horowitz, JHH Capital, LLC, Great Hill Investors, LLC, Great Hill Equity Partners III, L.P. and Great Hill Equity Partners IV, L.P. (collectively, the “Supporting Stockholders”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”).  In addition, such stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based upon information provided by the Supporting Stockholders, as of July 1, 2014, the Subject Shares included: (i) 2,022,500 Shares beneficially owned by Jeffrey Horowitz, (ii) 3,049,013 Shares beneficially owned by JHH Capital, LLC; (iii) 19,489 Shares beneficially owned by Great Hill Investors, LLC; (iv) 4,398,828 Shares beneficially owned by Great Hill Equity Partners III, L.P.; and (v) 2,306,497 Shares beneficially owned by Great Hill Equity Partners IV, L.P. The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender and Support Agreements by Kroger and Acquisition Sub. As a result of Acquisition Sub being its direct wholly owned subsidiary, Kroger may be deemed to share beneficial ownership of the Subject Shares that Acquisition Sub may be deemed to beneficially own.

The foregoing descriptions of the Merger Agreement and Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Tender Support Agreements are referenced herein as Exhibits 2 through 7 and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Kroger, through Acquisition Sub, to acquire control of, and the entire equity interest in, Vitacost. Kroger required that the Supporting Stockholders agree to enter into the Tender and Support Agreements to induce Kroger and Acquisition Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Upon consummation of the Merger, Vitacost will become a wholly owned subsidiary of Kroger, the Shares will cease to be freely traded or listed, Vitacost common stock will be de−registered under the Securities Exchange Act of 1934, as amended, and Kroger will control the board of directors of Vitacost and will make such other changes in the charter, bylaws, capitalization, management and business of Vitacost as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, Kroger and Acquisition Sub have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As a result of the Tender and Support Agreements, as of July 1, 2014, the Reporting Persons may be deemed, for purposes of Rule 13d−3 under the Exchange Act (“Rule 13d−3”), to share with the Supporting Stockholders the power to vote or direct the voting or disposition of the 11,796,327 Subject Shares, and thus, for the purpose of Rule 13d−3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,796,327 Shares, which constitutes approximately 32.0% of the Shares (as represented by Vitacost in the Merger Agreement). Including only options to purchase Shares exercisable on July 1, 2014 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 11,258,327 Shares (representing approximately 30.9 percent of all outstanding Shares after giving effect to the exercise of such options) as of July 1, 2014. Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto beneficially owns any Shares. The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such Shares.

See the foregoing descriptions of the Merger Agreement and Tender Support Agreements set forth in Item 4, which are incorporated herein by reference. The Merger Agreement and Tender and Support Agreements are referenced herein as Exhibits 2 through 7 and are incorporated by reference into this Item 5.

(b)	Except to the extent that it may be deemed to by virtue of the Tender and Support Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote the 11,796,327 Subject Shares.  However, the Reporting Persons (i) are not entitled to any rights as a stockholder of Vitacost as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c)	Except for the Merger Agreement and the Tender and Support Agreements described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days.

(d)	Except for the Merger Agreement and the Tender and Support Agreements described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Vitacost reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Tender and Support Agreements described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of Vitacost, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of July 10, 2014, by and among The Kroger Co. and Vigor Acquisition Corp.

Exhibit 2	Agreement and Plan of Merger, dated as of July 1, 2014, among The Kroger Co., Vigor Acquisition Corp. and Vitacost.com, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Vitacost.com, Inc. with the Securities and Exchange Commission on July 2, 2014)

Exhibit 3	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Jeffrey Horowitz

Exhibit 4	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and JHH Capital, LLC

Exhibit 5	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Investors, LLC

Exhibit 6	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners III, L.P.

Exhibit 7	Tender and Support Agreement, dated as of July 1, 2014, by and among The Kroger Co., Vigor Acquisition Corp. and Great Hill Equity Partners IV, L.P.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2014

THE KROGER CO.

By:	/s/ Christine S. Wheatley
	Name:	Christine S. Wheatley
	Title:	Group Vice President, General Counsel and Secretary

VIGOR ACQUISITION CORP.

By:	/s/ Christine S. Wheatley
	Name:	Christine S. Wheatley
	Title:	President

Annex A

The Kroger Co.

Set forth below are the name and present principal occupation of each director and executive officer of The Kroger Co. as of July 10, 2014. The business address of The Kroger Co. is 1014 Vine Street, Cincinnati, OH 45202. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
W. Rodney McMullen	Chief Executive Officer of The Kroger Co. and director of The Kroger Co.

Kathleen Barclay	Senior Vice President, Human Resources of The Kroger Co.

Robert W. Clark	Group Vice President, Non-Perishables of The Kroger Co.

Geoffrey J. Covert	Senior Vice President of The Kroger Co.

Michael J. Donnelly	Senior Vice President, Merchandising of The Kroger Co.

Kevin M. Dougherty	Group Vice President, Chief Supply Chain Officer of The Kroger Co.

Michael L. Ellis	President and Chief Operating Officer of The Kroger Co.

Todd A. Foley	Vice President and Treasurer of The Kroger Co.

Christopher T. Hjelm	Senior Vice President and Chief Information Officer of The Kroger Co.

Lynn Marmer	Group Vice President, Corporate Affairs of The Kroger Co.

Timothy A. Massa	Group Vice President of The Kroger Co.

M. Marnette Perry	Senior Vice President, Retail Operations of The Kroger Co.

J. Michael Schlotman	Senior Vice President and Chief Financial Officer of The Kroger Co.

Erin S. Sharp	Group Vice President, Manufacturing of The Kroger Co.

Mark C. Tuffin	Senior Vice President of The Kroger Co.

M. Elizabeth Van Oflen	Vice President and Controller of The Kroger Co.

Christine S. Wheatley	Group Vice President, Secretary and General Counsel of The Kroger Co.

David B. Dillon	Chairman of the Board of The Kroger Co. and former chief executive officer of The Kroger Co.

Reuben V. Anderson	Director of The Kroger Co. and Senior Partner in the Jackson, Mississippi office of Phelps Dunbar.

Robert D. Beyer	Director of The Kroger Co. and Chairman of Chaparal Investments, LLC, a private investment firm and holding company.

Susan J. Kropf	Director of The Kroger Co. and former President and Chief Operating Officer of Avon Products Inc.

David B. Lewis	Director of The Kroger Co. and a shareholder and director of Lewis & Munday, a Detroit based law firm.

Jorge P. Montoya	Director of The Kroger Co. and former President of The Procter & Gamble Company’s Global Snacks & Beverage division.

Clyde R. Moore	Director of The Kroger Co. and Chairman and Chief Executive Officer of First Service Network.

Susan M. Phillips	Director of The Kroger Co. and Professor Emeritus of Finance at The George Washington School of Business.

Steven R. Rogel	Director of The Kroger Co. and former Chairman of the Board of Weyerhaeuser Company.

James A. Runde	Director of The Kroger Co. and special advisor and former Vice Chairman of Morgan Stanley.

Ronald L. Sargent	Director of The Kroger Co. and Chairman and Chief Executive Officer of Staples, Inc.

Bobby S. Shackouls	Director of The Kroger Co. and former Chairman of the Board of Burlington Resources Inc.

Vigor Acquisition Corp.

Set forth below are the name and present principal occupation of each director and executive officer of Vigor Acquisition Corp. as of July 10, 2014. The business address of Vigor Acquisition Corp. is 1014 Vine Street, Cincinnati, OH 45202. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
Christine S. Wheatley	Director and President of Vigor Acquisition Corp.

Bruce M. Gack	Director, Vice President and Secretary of Vigor Acquisition Corp.

Timothy Terrell	Director, Vice President and Treasurer of Vigor Acquisition Corp.

The Kroger Co. is the sole stockholder of Vigor Acquisition Corp.  None of the persons listed above beneficially owns any Shares.